UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 20, 2025

MasterBrand, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-41545	88-3479920
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3300 Enterprise Parkway, Suite 300 Beachwood, Ohio	44122
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: 877-622-4782

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	MBC	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously disclosed, on August 5, 2025, MasterBrand, Inc., a Delaware corporation (the “Company” or “MasterBrand”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with American Woodmark Corporation, a Virginia corporation (“American Woodmark”), and Maple Merger Sub, Inc., a Virginia Corporation and a wholly owned subsidiary of MasterBrand (“Merger Sub”). The Merger Agreement provides for, among other things and subject to the satisfaction or waiver of specified conditions set forth therein, the merger of Merger Sub with and into American Woodmark with American Woodmark surviving as a wholly owned subsidiary of MasterBrand (the “Merger”). On September 5, 2025, MasterBrand filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-290071) (the “Registration Statement”), containing a joint proxy statement of MasterBrand and American Woodmark that also constitutes a prospectus of MasterBrand (the “Joint Proxy Statement/Prospectus”). MasterBrand subsequently filed with the SEC an amended Registration Statement on Form S-4/A on September 23, 2025, and the Registration Statement as amended was declared effective by the SEC on September 25, 2025. Following the effectiveness of the Registration Statement, MasterBrand and American Woodmark commenced mailing the Joint Proxy Statement/Prospectus to their respective stockholders on September 25, 2025.

Certain Litigation

Since the filing of the Registration Statement, the Company and American Woodmark have received several demand letters from counsel representing purported stockholders of the Company and/or American Woodmark, as applicable, alleging, among other things, that the Joint Proxy Statement/Prospectus filed in connection with the Merger omitted certain purportedly material information which rendered such document incomplete and misleading. In addition, following the filing of the Joint Proxy Statement/Prospectus, a lawsuit was filed by a purported stockholder of the Company in connection with the Merger under the caption Dean Drulias v. R. David Banyard, Jr., et al. No. 25-125754 (OH) and lawsuits were filed by a purported stockholder of American Woodmark in connection with the Merger under the captions Matthew Hamilton v. American Woodmark, et al., No. 656018/2025 (NY) and Eric Muller v. American Woodmark, et al., No. 656014/2025 (NY) (collectively, the “Complaints”). The Complaints similarly allege that the Joint Proxy Statement/Prospectus filed in connection with the Merger omitted certain purportedly material information which rendered the Joint Proxy Statement/Prospectus incomplete and misleading.

While the Company, American Woodmark and the other defendants named in the matters, as applicable, believe that the disclosures set forth in the Joint Proxy Statement/Prospectus comply fully with all applicable laws and deny the allegations in the demand letters and the Complaints, in order to moot the plaintiffs’ disclosure claims and avoid nuisance and possible expense and business delays, the Company and American Woodmark have determined to voluntarily supplement certain disclosures in the Joint Proxy Statement/Prospectus related to the plaintiff’s claims with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company and American Woodmark specifically deny all allegations that any additional disclosure was or is required or material.

SUPPLEMENTAL DISCLOSURES

This supplemental information should be read in conjunction with the Joint Proxy Statement/Prospectus, which should be read in its entirety, including the cautionary notes regarding the risks and limitations associated with relying on prospective financial information. The inclusion in this supplement to the Joint Proxy Statement/Prospectus of certain summary unaudited prospective financial information should not be regarded as an indication that any of the Company, American Woodmark or their respective affiliates, officers, directors or other representatives, or any other recipient of this information, considered, or now considers, it to be material or to be necessarily predictive of actual future results, and the unaudited prospective financial information should not be relied upon as such. To the extent defined terms are used but not defined herein, they have the meanings set forth in the Joint Proxy Statement/Prospectus. For clarity, new text within restated paragraphs from the Joint Proxy Statement/Prospectus is highlighted with bold, underlined text, and deleted text within restated paragraphs from the Joint Proxy Statement/Prospectus is highlighted with ~~strikethrough text~~.

Amending and restating in its entirety the below paragraph on page 79 of the Joint Proxy Statement/Prospectus in the section entitled “The Merger–Background of the Merger” as follows:

On April 8, 2025, Mr. Banyard and Mr. Culbreth met in person in Paris, Virginia to discuss further the potential business combination and next steps. During the conversation, Mr. Banyard shared his thoughts regarding why timing of the potential business combination made sense particularly during a down market, including that each company would be better placed to withstand challenging macroeconomic conditions together, as opposed to independently, and that the companies’ share prices moved largely in-line with each other over time, regardless of stronger or weaker market conditions. Mr. Banyard also discussed MasterBrand’s experience with integration and synergies achievement in connection with MasterBrand’s recent purchase of Supreme, his thoughts on certain benefits of the potential business combination to shareholders, customers and consumers and his proposal to select a small group of advisors and build a “clean team virtual data room” for each company to complete a review of the potential value creation from a potential business combination before taking further substantive steps. Mr. Culbreth also indicated to Mr. Banyard that further support was still needed from the American Woodmark board of directors before taking further substantive steps. It was agreed that Mr. Culbreth would discuss potential next steps with his management team, the American Woodmark board of directors and outside legal and financial advisors. After the meeting, Mr. Culbreth informed the remaining American Woodmark management team regarding the discussions with Mr. Banyard.

Amending and restating in its entirety the below paragraph on pages 87 and 88 of the Joint Proxy Statement/Prospectus in the section entitled “The Merger–Background of the Merger” as follows:

On July 23, 2025, Mr. Banyard and Mr. Culbreth had a video meeting in which they discussed the number of directors from American Woodmark that would join the board of the combined company, American Woodmark’s proposal to receive a reverse termination fee, American Woodmark’s executive team, conversion of outstanding American Woodmark equity awards in connection with the potential business combination, communications resources, due diligence and synergies assessment progress, and employee retention considerations. Mr. Culbreth provided Mr. Banyard with additional information about the special retention awards made by American Woodmark to certain members of management on July 3, 2025, in connection with seeking to ensure executive management retention following Mr. Joachimczyk’s departure, due to the challenging business environment and increased economic uncertainty, and to further focus executive management on long-term value creation by further aligning their interests with those of American Woodmark’s shareholders. Mr. Culbreth noted that these special retention awards had previously been considered by the Compensation Committee of the American Woodmark board of directors over the past few months.

Amending and restating in its entirety the below paragraphs on page 109 of the Joint Proxy Statement/Prospectus in the section entitled “The Merger—Certain Unaudited Prospective Financial Information—Certain MasterBrand Stand-Alone Projections for American Woodmark” as follows:

The following table summarizes certain MasterBrand stand-alone projections for American Woodmark prepared by the management of MasterBrand in connection with the merger:

	For Years Ended
(U.S. Dollars presented in millions)	CY25E(1)	CY26E	CY27E	CY28E	CY29E
Net Sales	$1,676.2	$1,708.8	$1,813.5	$1,915.8	$2,012.4
Adjusted EBITDA(2)	$170.6	$177.1	$208.8	$242.0	$274.6
Unlevered free cash flow(3)	$34.7	$90.7	$90.7	$116.4	$142.2

(1)

The projections for CY25E took into account MasterBrand’s assessment of the Net Sales and Adjusted EBITDA performance of American Woodmark for the first quarter of FY26 following commentary provided by American Woodmark to MasterBrand, prior to the signing of the Merger Agreement, regarding American Woodmark’s anticipated first fiscal quarter performance.

~~(1)~~(2)

Adjusted EBITDA is calculated as GAAP net income before depreciation and amortization, interest expense, income taxes, and other non-cash or special items, including restructuring and restructuring-related charges, asset impairments, debt issuance and refinancing costs, acquisition-related costs and integration expenses.

~~(2)~~(3)

Unlevered free cash flow is a non-GAAP measure calculated as Adjusted EBITDA, less cash taxes, non-cash equity-based compensation costs, capital expenditures and changes in net working capital. The number presented for unlevered free cash flow in the column labeled CY25E reflects unlevered free cash flow for the second half of 2025.

Adding the below section on page 109 of the Joint Proxy Statement/Prospectus after the section entitled “The Merger—Certain Unaudited Prospective Financial Information—Certain American Woodmark Stand-Alone Projections”:

Certain American Woodmark Calendarized Stand-Alone Projections

The following table summarizes certain American Woodmark stand-alone projections prepared by the management of American Woodmark on a calendarized basis for comparability with certain MasterBrand stand-alone projections as utilized by Jefferies for purposes of its analyses and opinion:

	For Years Ended December 31,
(U.S. Dollars presented in millions)	H2 2025E	2026E	2027E	2028E	2029E
Net Sales	$888	$1,836	$1,937	$2,047	$2,165
Adjusted EBITDA(1)	$101	$221	$246	$269	$294
Unlevered Free Cash Flow(2)	$33	$76	$94	$110	$128

(1)

Adjusted EBITDA is calculated as GAAP net income before depreciation and amortization, interest expense, income taxes, and other non-cash or special items, including non-recurring restructuring charges, net gain/loss on debt forgiveness and modification, stock-based compensation expense, gain/loss on asset disposals, change in fair value of foreign exchange forward contracts and pension settlement charges.

(2)	Unlevered free cash flow is a non-GAAP measure calculated as Adjusted EBITDA, less cash taxes, non-cash equity-based compensation costs, capital expenditures and changes in net working capital.

Amending and restating in its entirety the below paragraphs on pages 114 and 115 of the Joint Proxy Statement/Prospectus in the section entitled “The Merger—Opinion of MasterBrand’s Financial Advisor” as follows:

Selected Public Companies Trading Analysis

Rothschild & Co considered certain financial data for MasterBrand, American Woodmark and selected companies with publicly traded equity securities Rothschild & Co deemed relevant. Rothschild & Co used the same selected companies in its selected companies analysis for each of MasterBrand and American Woodmark. The selected companies were selected because they were deemed to be similar to MasterBrand and American Woodmark in one or more respects. As noted above, the selected companies used in the selected companies analysis for comparative purposes to MasterBrand and American Woodmark, other than MasterBrand and American Woodmark, respectively, are not identical to MasterBrand or American Woodmark, and an evaluation of the results of the selected companies analysis is not entirely mathematical. As a consequence, the ranges of multiples applied for purposes of the selected companies analysis were selected based on Rothschild & Co’s experience and judgment. Unless the context indicates otherwise, share prices for the selected companies used in the selected companies analysis described below were closing prices as of August 1, 2025. Estimates of future financial performance for the years ending December 31, 2025 and 2026 for the selected companies listed below, including MasterBrand and American Woodmark, were based on publicly available research analyst estimates for those companies.

The financial data reviewed included:

•	Enterprise Value as a multiple of estimated Adjusted EBITDA for the year ended December 31, 2025, or “2025E EBITDA”;

•	Enterprise Value as a multiple of estimated Adjusted EBITDA for the year ended December 31, 2026, or “2026E EBITDA”;

These selected companies (and corresponding multiples) used by Rothschild & Co in its analyses were:

Selected Companies	Enterprise Value /	Enterprise Value /
	2025E EBITDA	2026E EBITDA
MasterBrand, Inc.	7.2x	6.6x
American Woodmark Corporation	6.1x	5.9x
Owens Corning	7.0x	6.8x
Mohawk Industries, Inc.	6.8x	6.2x
HNI Corporation	8.1x	7.5x
Interface, Inc.	8.6x	7.7x
MillerKnoll, Inc.	6.7x	6.4x

Amending and restating in its entirety the below paragraphs on pages 115 and 116 of the Joint Proxy Statement/Prospectus in the section entitled “Opinion of MasterBrand’s Financial Advisor” as follows:

Selected Precedent Transactions Analysis

Rothschild & Co considered the financial terms of certain business combinations and other transactions that had previously been announced and which Rothschild & Co deemed relevant. Rothschild & Co used the same transactions in its selected transactions analysis of each of MasterBrand and American Woodmark. The selected transactions were selected because the target companies were deemed similar to MasterBrand and American Woodmark in one or more respects. As noted above, none of the selected transactions used for comparative purposes is identical to a transaction involving MasterBrand or American Woodmark on the date of the announcement of the merger, and an evaluation of the results of the selected transactions analysis is not entirely mathematical. As a consequence, the ranges of multiples applied for purposes of the selected transactions analysis were selected based on Rothschild & Co’s experience and judgment. Financial data for the selected transactions were based on public filings, publicly available research analyst estimates and other publicly available information.

The financial data reviewed for the selected transactions analyses included Enterprise Value implied by the consideration proposed or paid in the selected transactions as a multiple of estimates of the target companies’ EBITDA, based on available data for the closest period to current year or trailing twelve-month period leading up to announcement of the transaction.

These selected transactions (and corresponding multiples) used by Rothschild & Co in its analyses were:

Selected Transactions
Date Announced	Acquiror	Target	Enterprise Value / EBITDA
05/24	MasterBrand, Inc.	Supreme Cabinetry Brands, Inc.	8.9x

04/21	Platinum Equity	The Cabinetworks Group	8.5x

11/19	ACProducts, Inc.	Masco Cabinetry LLC	8.3x

11/18	ACProducts, Inc.	Elkay Wood Products Company	N/A

12/17	American Woodmark Corp.	RSI Home Products, Inc.	8.7x

08/15	Quanex Building Products Corp.	Woodcraft Industries Inc.	N/A

03/15	Fortune Brands Home & Security, Inc.	Norcraft Companies, Inc.	11.5x

02/15	Lynx Equity Limited	Kitchen Creations Inc.	N/A

10/03	Saunders, Karp & Megrue	Norcraft Companies LLC	7.1x

12/02	Cypress Group	Republic National Cabinet Corp.	7.2x

04/02	Fortune Brands, Inc.	The Omega Group	9.1x

09/99	Masco Corporation	Mill’s Pride	N/A

Amending and restating in its entirety the below paragraph on page 118 of the Joint Proxy Statement/Prospectus in the section entitled “The Merger—Opinion of MasterBrand’s Financial Advisor” as follows:

Rothschild & Co and its affiliates are engaged in a wide range of financial advisory and investment banking activities. In addition, in the ordinary course of their asset management, merchant banking and other business activities, affiliates of Rothschild & Co may trade in the securities of MasterBrand, American Woodmark and their respective affiliates, for their own accounts or for the accounts of their affiliates and customers, and may at any time hold a long or short position in such securities. Rothschild & Co does not engage in the securities trading business and has policies and procedures designed to prevent the flow of non-public information from its employees to employees of affiliates of Rothschild & Co that engage in the securities trading business. Neither Rothschild & Co nor its affiliates had, as of the date of its opinion and to its knowledge based on information derived from internal information sources, any proprietary position in the securities of MasterBrand or American Woodmark.

Amending and supplementing the fourth sentence of the second full paragraph in the section entitled “The Merger – Opinion of American Woodmark’s Financial Advisor” on page 121 of the Joint Proxy Statement/Prospectus as follows:

With respect to the selected public companies analyses summarized below, no company or business used as a comparison was identical to American Woodmark or Master Brand nor, except as otherwise disclosed, were individual multiples derived from the selected companies independently determinative of the results of such analyses.

Amending and supplementing the third and fourth sentences in the section entitled “The Merger – Opinion of American Woodmark’s Financial Advisor – Financial Analyses – Discounted Cash Flow Analyses” beginning on page 123 of the Joint Proxy Statement/Prospectus as follows:

The implied terminal values of American Woodmark and MasterBrand were derived by applying to their respective ~~normalized~~ unlevered after-tax free cash flows for fiscal year 2029 (assuming normalized depreciation, change in net working capital, and capital expenditures in such fiscal year) a selected range of perpetuity growth rates of 2.0% to 2.5%. The present values (as of June 30, 2025) of American Woodmark’s and Masterbrand’s respective cash flows and terminal values were then calculated using a selected range of discount rates of 9.5% to 10.5% derived from a weighted average cost of capital calculation.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this Current Report on Form 8-K, other than purely historical information, including, but not limited to, statements as to the likelihood and anticipated timing of the closing of the proposed transaction, expected cost synergies and other expected benefits, effects or outcomes relating to the proposed transaction, including financial estimates and projections, MasterBrand’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by or that otherwise include the word “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “may increase,” “may fluctuate,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may,” and “could,” are generally forward-looking in nature and not historical facts. Where, in any forward-looking statement, an expectation or belief is expressed as to future results or events, such expectation or belief is based on the current plans and expectations of the management of MasterBrand or American Woodmark, as applicable. Although MasterBrand and American Woodmark, as applicable, believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those indicated or implied in such statements. These factors include a failure by either party or both parties to satisfy one or more of the closing conditions set forth in the merger agreement, including a failure to obtain any required regulatory or governmental approvals or a failure to obtain the required approvals of either American Woodmark’s shareholders or MasterBrand’s stockholders; the occurrence of events or changes in circumstances that give rise to the termination of the merger agreement by either party or a delay in the closing of the transaction; potential litigation relating to the transaction; the effect of the proposed transaction on the ability of either party to retain customers, maintain relationships with suppliers and hire and retain key personnel; the effect of the proposed transaction and the announcement of the proposed transaction on the parties’ stock prices; disruptions in the ordinary course business of either party resulting from the transaction; the continued availability of capital and financing and any rating agency actions related to the transaction or otherwise; the risk that certain limitations in the merger agreement may impact either party’s ability to pursue certain business opportunities or strategic transactions; the diversion of the attention and time of management of either party from ordinary course business operations to the transaction and transaction-related issues; the impact of transaction and/or integration costs and any increases in such costs; the existence of unknown liabilities; the ability of MasterBrand to successfully integrate American Woodmark into its business and operations; and the risk that any anticipated economic benefits, cost savings or other synergies are not fully realized or take longer to realize than expected. Other factors include those listed under “Risk Factors” in Part I, Item 1A of MasterBrand’s Annual Report on Form 10-K for the fiscal year ended December 29, 2024, Part II, Item 1A of MasterBrand’s Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2025, Part II, Item 1A of MasterBrand’s Quarterly Report on Form 10-Q for the quarterly period ended June 29, 2025, Part I, Item 1A of American Woodmark’s Annual Report on Form 10-K for the fiscal year ended April 30, 2025, Part II, Item 1A of American Woodmark’s Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2025, and other MasterBrand and American Woodmark filings with the SEC.

The forward-looking statements included in this Current Report on Form 8-K are made as of the date of this Current Report on Form 8-K and, unless legally required, neither MasterBrand nor American Woodmark undertakes any obligation to update, amend or clarify any forward-looking statements to reflect events, new information or circumstances occurring after the date of this Current Report on Form 8-K.

Additional Information and Where to Find It

In connection with the proposed transaction, MasterBrand filed with the SEC a registration statement on Form S-4 (No. 333-290071) on September  5, 2025, as amended on September  23, 2025 (available at https://www.sec.gov/Archives/edgar/data/1941365/000119312525213439/d26471ds4a.htm) (as amended, the “Registration Statement”), which includes a joint proxy statement of MasterBrand and American Woodmark that also constitutes a prospectus of MasterBrand for the shares of MasterBrand common stock to be offered in the proposed transaction. The Registration Statement was declared effective by the SEC on September 25, 2025. MasterBrand filed a final prospectus on September  25, 2025 (available at https://www.sec.gov/Archives/edgar/data/1941365/000119312525217473/d26471d424b3.htm) and American Woodmark filed a definitive proxy statement on September  25, 2025 (available at https://www.sec.gov/Archives/edgar/data/794619/000119312525217480/d77274ddefm14a.htm). MasterBrand and American Woodmark first mailed the definitive joint proxy statement/prospectus to their respective stockholders on September 25, 2025. Each of MasterBrand and American Woodmark may also file other relevant documents with the SEC regarding the transaction. This document is not a substitute for the Registration Statement or definitive joint proxy statement/prospectus or any other document that MasterBrand or American Woodmark may file with the SEC. INVESTORS AND SHAREHOLDERS OF MASTERBRAND AND AMERICAN WOODMARK ARE URGED TO READ THE REGISTRATION STATEMENT, DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MASTERBRAND, AMERICAN WOODMARK, THE TRANSACTION AND RELATED MATTERS. The Registration Statement and definitive joint proxy statement/prospectus and other documents that are filed or will be filed by MasterBrand or American Woodmark with the SEC will be available free of charge at the SEC’s website at www.sec.gov. Alternatively, investors and shareholders may obtain free copies of documents that are filed or will be filed with the SEC by MasterBrand, including the Registration Statement and the definitive joint proxy statement/prospectus, on MasterBrand’s website at https://masterbrand.com/investors/financials/sec-filings/default.aspx, and may obtain free copies of documents that are filed or will be filed with the SEC by American Woodmark, including the definitive joint proxy statement/prospectus, on American Woodmark’s website at https://americanwoodmark.com/investors/financial-reporting#secfilings. The information included on, or accessible through, MasterBrand’s or American Woodmark’s website is not incorporated by reference into this Current Report on Form 8-K.

Participants in the Solicitation

MasterBrand, American Woodmark and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information about the directors and executive officers of MasterBrand is set forth in MasterBrand’s proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on April 24, 2025, including under the headings “Proposal No. 1 Election of Directors—Our Director Nominees,” “Non-Employee Director Compensation,” “Executive Officers,” “Compensation Discussion and Analysis,” “Stock Ownership Information” and “Equity Compensation Plan Information.” Additional information regarding ownership of MasterBrand securities by its directors and executive officers is included in each person’s beneficial ownership reports on Forms 3, 4 and 5, as filed with the SEC. Information about the directors and executive officers of American Woodmark is set forth in its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on June 25, 2025, including under the headings “Item 1 – Election of Directors—Information Regarding Nominees,” “Executive Compensation,” “Non-Management Directors’ Compensation,” and “Security Ownership,” and in its Annual Report on Form 10-K for the fiscal year ended April 30, 2025, which was filed with the SEC on June 25, 2025, including under the heading “Executive Officers of the Registrant.” Additional information regarding ownership of American Woodmark securities by its directors and executive officers is included in each person’s beneficial ownership reports on Forms 3, 4 and 5, as filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Registration Statement and the definitive joint proxy statement/prospectus and may be contained in other relevant materials to be filed with the SEC regarding the transaction when such materials become available. Investors should read the Registration Statement and the definitive joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from MasterBrand or American Woodmark using the sources indicated above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 20, 2025

MASTERBRAND, INC.

By:	/s/ R. David Banyard, Jr.
Name:	R. David Banyard, Jr.
Title:	President & Chief Executive Officer

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